[Preston Gates & Ellis LLP letterhead]




                                November 15, 2005



Cicely D. Luckey
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      China Digital Wireless, Inc.
                  Form 10-KSB for the Year Ended December 31, 2004, File No. 000-12536
                  Form 10-QSB for the Quarter Ended March 31, 2005, File No. 000-12536

Dear Ladies and Gentlemen:

         On behalf of our client China Digital Wireless, Inc. (the "Company"), in connection with the above referenced reports, we are hereby providing you the following supplemental responses to the comments in your letter dated October 5, 2005:

1. Comment. We have reviewed your response to comment 2 and continue to question your basis for classifying these amounts as permanent equity at year-end. As previously requested, please tell us what consideration was given to paragraph 11 of SFAS 150.

         Response. The Company does not believe that Paragraph 11 of SFAS 150 applies. In this case, the option to repurchase the shares was only exercisable after the date that was six months after the Company filed a registration statement registering the shares up to and including the earlier of the date that such registration statement was declared effective by the Commission or the shares were eligible for resale under Rule 144 under the Act. As a result, the option was not effective or exercisable at inception or at the date of the balance sheet in the Company's Form 10-KSB. In fact, the obligation to repurchase the shares never became exercisable because the Company filed such registration statement and the Commission declared it effective less than six months later. Because of the conditional nature of this option, the Company concluded that it did not meet the definition of a "freestanding financial instrument" under SFAS 150. Additionally, the Company concluded that the option did not fall within any other examples cited in paragraph 11.

2. Comment. Further to the previous comment, we also question your position that the expiration of the options subsequent to year-end would be considered a Type I subsequent event. Type 1 subsequent events

Cicely D. Luckey
November 15, 2005
Page 2




         are those that provide additional evidence with respect to conditions existing at the balance sheet date. As of the balance sheet date the option was still exercisable and therefore it does not appear that you meet the criteria in paragraph 16 of SFAS 140 to derecognize the liability under this obligation at year-end. Please revise accordingly.

         Response. For the reasons stated in our response to Comment 1 above, we concluded this was not a liability and therefore would not be subject to paragraph 16 of SFAS 140.

3. Comment. We reviewed your response to our prior comment 5. Based on the disclosure in your financial statements these advances are to help Sifang Information purchase mobile phones and to establish marketing for channel distribution that will enable you to become a distributor. Please clarify if this advance solely benefits your company. Also advise us the repayment terms of the advance.

         Response. Shanghai TCH Data Technology Co., LTD ("TCH"), a wholly-owned subsidiary of the Company, has entered into an agreement with Shanghai Sifang Information Technology Co., Ltd. ("Sifang Information") whereby Sifang Information purchases cell phones from cell phone manufacturers and sells such phones to TCH at the actual cost. This advance soley benefits the Company. TCH distributes the cell phones to customers via TCH's marketing channels. TCH collects payment from the distribution from the customers and compensates Sifang Information accordingly pursuant to the agreement. The outstanding amount due from Sifang will be repaid back to TCH on demand by TCH.

         If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 370-6651.

                                                     Very truly yours,

                                                     PRESTON GATES & ELLIS LLP

                                                     /s/ Kristy T. Harlan

                                                     By Kristy T. Harlan